Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," “potential”, “plan”, “should”, "expect", variations of such words and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are discussed in filings we make with the United States Securities and Exchange Commission, or the SEC, including our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Alterity Therapeutics Limited, or the Company (or together with its subsidiaries, the Group), is a development stage enterprise incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents sixty of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our” and “Alterity” mean Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) and its subsidiaries, unless otherwise indicated.

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. Our product candidates are in early to midstage development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2020.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2020.

Highlights For The Six Months Ended December 31, 2020

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2020.

The Group’s 30 June 2020 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Product Development

Alterity Therapeutics’ lead compound ATH434 is an orally bioavailable, brain penetrant, small molecule inhibitor of α-synuclein aggregation, which is being developed for Multiple System Atrophy (MSA). Alpha-synuclein aggregation is implicated in the pathology of MSA and Parkinson’s disease.

MSA is a rare and rapidly progressive Parkinsonian disorder. It is a neurodegenerative disease with major sources of disability resulting from motor symptoms characteristic of Parkinson’s disease and impaired ability to maintain normal blood pressure, bowel function and bladder control. Current treatment includes medications and lifestyle changes to help manage symptoms, but there is no treatment to address the underlying cause and no cure.

The Company’s Phase 1 Clinical trial reported in 2019 found ATH434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) human subjects, with an adverse event profile comparable to placebo. The safety profile was similar for adult and older adult volunteers. The results also indicated that ATH434 crosses the blood brain barrier in humans and that well-tolerated doses achieved concentrations in the brain that exceed those associated with robust efficacy in animal models.

ATH434 has Orphan drug designation both with the US FDA and European Commission for the treatment of MSA.

Several significant advancements were achieved during the reporting period, as well as the continued strengthening of the safety profile of ATH434.

In addition, the company continued to explore opportunities for PBT2 and identify potential expansion of its therapeutic portfolio.

bioMUSE natural history study for MSA patients

Patients with MSA are being enrolled in Alterity’s bioMUSE Study in the United States.

BioMUSE is a natural history study that intends to track the progression of patients with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations.

The study will provide vital information on early stage MSA patients to optimize the design of Alterity’s Phase 2 study in MSA. The study will also inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy of ATH434.

The study is enrolling early stage MSA patients and will track changes in clinical measures and biomarkers for up to one year. Over the course of the study, patients will undergo comprehensive evaluation with detailed neurological examination and clinical rating scales of motor, autonomic and activities-of-daily-living symptoms along with specialized neuroimaging and assessment of protein biomarkers in diverse biological specimens.

Data from bioMUSE will also be used to inform patient selection in the Phase 2 clinical trial of ATH434. The US FDA has encouraged Alterity to utilize data from the bioMUSE study to aid in the development of efficacy endpoints for the Phase 2 study.

Vanderbilt University Medical Centre is one of the largest academic medical centres in the southeast US managing more than 2 million patients each year. The School of Medicine’s biomedical research program is among the nation’s top 10 in terms of National Institutes of Health peer review funding.

Next generation compounds to treat neurodegenerative diseases

In November, the US Patent and Trademark Office (USPTO) advised allowance of a new composition of matter patent. The new patent is the product of in-house discovery research and is central to Alterity’s next generation drug development portfolio focused on neurodegenerative diseases.

The patent, entitled “Compounds for and Methods of Treating Diseases” (Application No. 16/818,641), covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease and other neurodegenerative conditions.

Alterity’s strategy is based on the hypothesis that its therapeutics can disrupt the underlying pathology of neurodegenerative conditions in which labile iron is implicated in disease pathology.

This includes Parkinsonian disorders such as Parkinson’s disease and Multiple System Atrophy, as well as Alzheimer’s disease. The patent confers on Alterity 20 years of exclusivity, providing a strong basis for continued drug development and commercialization and new compound identification within its extensive drug discovery library to target important neurodegenerative diseases.

This new patent will support the expansion of Alterity’s drug development portfolio.

New data independently confirms and extends laboratory findings and expands safety profile of ATH434

New animal data for ATH434 from the laboratory of Dr Nadia Stefanova, Professor of Translational Neurodegenerative Research at the Medical University of Innsbruck was presented at the American Neurological Association’s 2020 Annual meeting in August. The new data from an experiment testing ATH434 in an animal model of MSA independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance.

Cardiac data strengthens safety profile of ATH434

Alterity presented cardiac safety data from its Phase 1 study of ATH434, marking the first time such findings were shared with an international group of clinicians and researchers in the field of neurological disorders. The new cardiac safety data, which focuses on evaluating electrical activity in the heart as measured by the QT interval, reinforced previous safety findings from the Phase 1 clinical study that ATH434 was safe and well-tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The new data presented indicated that there was no evidence of cardiac liability at clinically tested doses.

PBT2 - new opportunity to reverse bacterial resistance to antibiotics

In December, Alterity was granted a license by UniQuest, the commercialisation company of The University of Queensland (UQ), to novel zinc ionophore technology to combat antimicrobial resistance in superbugs.

Under the license, Alterity secured the worldwide exclusive right to patented technology to develop and commercialise therapies that re-sensitise bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. This is an opportunity for Alterity to further leverage its investment in PBT2.

PBT2, Alterity’s most advanced zinc ionophore, breaks the resistance of many important superbugs to available antibiotics, and is covered for this use by patents until 2038.

Importantly, PBT2 has previously completed long term preclinical safety studies and phase 2 clinical trial testing in other indications and has demonstrated a favourable safety profile in those trials.

In exchange for the grant of exclusive worldwide rights, once Alterity generates commercialization revenue, UniQuest is entitled to receive certain payments commensurate with academic licensing agreements.

A recently published article in the high-impact journal Science Translational Medicine showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

The authors also noted that superbugs exposed to a combination of PBT2 and antibiotics had a very low propensity to develop further resistance, making the emergence of cross-resistance to the novel treatment unlikely. Thus, PBT2 may help address the issue of antimicrobial resistance without becoming part of the problem.

Michael J. Fox Foundation for Parkinson’s Research provides funding for ATH434 Dose Optimization for Parkinson’s disease clinical trials

In February Alterity announced the award of a grant from The Michael J. Fox Foundation to determine optimal dosing of its lead drug candidate ATH434 for patients with Parkinson’s disease based on imaging of brain iron.

The funding for US$495,000 will be used to evaluate the pharmacologic profile of ATH434 in a primate model to determine the optimal dose of ATH434 in future Parkinson’s disease clinical trials. This is the second grant that Alterity has received from Michael J. Fox Foundation to support the development of ATH434 in Parkinson’s disease.

While available therapies can treat some symptoms, people with Parkinson's urgently need new treatments to slow or stop disease progression and improve quality of life.

The project will be led by Margaret Bradbury, PhD, Vice President, Nonclinical Development, in collaboration with Daniel Claassen, MD, Associate Professor of Neurology at Vanderbilt University Medical Center and David Finkelstein, PhD, who heads the PD Research Laboratory at the Florey Institute of Neuroscience and Mental Health.

Cash

The Group’s cash on hand as at December 31, 2020 totaled A$35.04 million. In addition, the Group has recorded a trade receivable at December 31, 2020 of A$1.83 million from the Australian Tax Office. This amount is in respect of the 2021 R&D tax incentive claim.

Six Months Ended December 31, 2020 Compared to Six Months Ended December 31, 2019

Income from ordinary activities

Income from ordinary activities, consisting of interest income, decreased to A$6,553 for the six months ended December 31, 2020 from A$14,133 for the six months ended December 31, 2019, a decrease of A$7,580, or 53.6%. The decrease in interest income is primarily attributable to the lower interest rates, lower Australian dollar cash balances and lower utilization of longer-term interest-bearing deposits during the period.

Other income

Other income of A$1,924,389 for the six months ended December 31, 2020 consists of the Group’s estimate of R&D tax incentive claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount increased by A$69,217, or 3.73% from A$1,855,172 for the six months ended December 31, 2019. This increase in total R&D expenditures is primarily caused by the increase in the period attributable to preparation for the Phase II study of the Group’s lead product candidate ATH434.

General and administration expenses

General and administration expenses increased to A$3,673,407 for the six months ended December 31, 2020 from A$1,747,986 for the six months ended December 31, 2019, which represented an increase of A$1,925,421, or 110.15%. The increase in general and administration expenses was mainly due to equity-based expenses from the issuance of options to Directors.

Research and development expenses

Research and development expenses increased to A$5,806,841 for the six months ended December 31, 2020 from A$5,747,034 for the six months ended December 31, 2019, which represented an increase of A$59,807, or 1.04%. The increase in research and development expenses in the six months ending December 31, 2020 was primarily due to the increased research and development activities attributable to preparation for the Phase II study of the Group’s lead product candidate ATH434.

Other gains and losses

Other gains and losses consist of gains from foreign exchange for the periods. Gains from foreign exchange decreased to a loss of A$852,232 for the six months ended December 31, 2019 from a gain of A$127,825 for the six months ended December 31, 2019, a decrease of A$980,057, or 766.7%. In the 6 months ended December 31 2020, the Australian dollar appreciated against the US dollar by 10.37%, while in the 2019 period the Australian dollar appreciated by 0.41%.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2020 our accumulated deficit totaled A$162,980,923. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2020 for a discussion of our financing efforts prior to June 30, 2020.

We had A$35,042,178 of cash and cash equivalents at December 31, 2020 compared to A$9,196,892 at June 30, 2020.

Capital expenditures for the six months ended December 31, 2020 were A$2,494 and capital expenditures for the six months ended December 31, 2019 were A$7,499. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
●	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the half-year ended December 31, 2020, we recorded A$1,883,325 in other income with respect to funds we will receive in relation to the 2021 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities increased to A$7,330,306 for the six months ended December 31, 2020 from A$2,585,626 for the six months ended December 31, 2019. Net cash used in operating activities consists of payments to suppliers and employees and the R&D Tax Incentive cash refund. The increase in net cash used in the 2020 period was due to the R&D tax incentive refund for the 2020 financial year not being received within the current period.

Net cash used by investing activities decreased to A$2,494 for the six months ended December 31, 2020 from A$7,499 for the six months ended December 31, 2019. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash generated from financing activities increased to A$34,165,301 for the six months ended December 31, 2020 from A$244,091 used for the six months ended December 31, 2019. The increase is attributable to the issue of shares under our At-the- Market facility and the A$35 million private placement in the current period.

We have an unrealized foreign exchange loss of A$987,215 for the six months ended December 31, 2020 compared to a gain of A$127,825 for the six months ended December 31, 2019. In the 6 months ended December 31, 2020, the Australian dollar appreciated against the US dollar by 10.37%, while in the 2019 period the Australian dollar appreciated by 0.41%. The current period loss is primarily attributable to a larger US dollar cash balance which was adversely impacted by this appreciation in AUD.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2020.